Exhibit 99.2

Absolute Software Corporation

Report of Voting Results

(Pursuant to Section 11.3 of National Instrument 51-102)

In accordance with Section 11.3 of National Instrument 51-102—Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting (the “Meeting”) of the shareholders of Absolute Software Corporation (the “Company”) held on December 7, 2022.

Setting of Number of Directors

At the Meeting, shareholders voted to set the number of directors at seven, as follows:

For	%	Against	%
25,731,819	99.47%	136,223	0.53%

Election of Directors

At the Meeting, shareholders voted to elect the following directors, as follows:

	For	%	Withheld	%
Lynn Atchison	23,533,401	90.97%	2,334,640	9.03%
Andre Mintz	24,626,607	95.20%	1,241,433	4.80%
Gregory Monahan	17,668,929	68.30%	8,199,111	31.70%
Daniel Ryan	23,378,289	90.38%	2,489,752	9.62%
Salvatore Visca	23,252,926	89.89%	2,615,115	10.11%
Gerhard Watzinger	22,640,211	87.52%	3,227,830	12.48%
Christy Wyatt	25,729,040	99.46%	139,001	0.54%

Appointment of Auditors

At the Meeting, shareholders voted to appoint Deloitte LLP as the auditor of the Company for the ensuing year and authorized the directors to fix the remuneration to be paid to Deloitte LLP, as follows:

For	%	Withheld	%
25,756,999	86.17%	4,132,501	13.83%

For additional information, please see the Circular filed in connection with the Meeting, which is available on the Company’s website at www.absolute.com, under the Company’s profile on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Dated: December 7, 2022